Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Nine
	Months Ended
	September 30,
	2013	2012
Income (loss) from continuing operations before taxes	$1,165	$1,168
Sub-total of fixed charges	207	217
Sub-total of adjusted income (loss)	1,372	1,385
Interest on annuities and financial products	1,854	1,865
Adjusted income (loss) base	$3,226	$3,250
Fixed Charges
Interest and debt expense	$196	$203
Interest expense related to uncertain tax positions	1	4
Portion of rent expense representing interest	10	10
Sub-total of fixed charges excluding interest on
annuities and financial products	207	217
Interest on annuities and financial products	1,854	1,865
Total fixed charges	$2,061	$2,082

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	6.63	6.38
Ratio of adjusted income (loss) base to total fixed
charges	1.57	1.56